EXHIBIT 99.2

	CONSOLIDATED MERCANTILE INCORPORATED

	CONSOLIDATED BALANCE SHEET

		(Unaudited)
		March 31	December 31
		2009	2008

	A S S E T S
CURRENT
Cash and cash equivalents		$14,858,035	$14,178,399
Short-term investments		2,109,016	2,880,094
Accounts receivable		17,497	20,797
Prepaid expenses		150,632	49,010
Note receivable		100,000	99,935

		17,235,180	17,228,235

INVESTMENTS		295,382	292,427

		$17,530,562	$17,520,662

	L I A B I L I T I E S
CURRENT
Accounts payable and accrued liabilities		$151,029	$121,181
Income taxes payable		849,065	839,565

		1,000,094	960,746

DEFERRED GAIN		42,050	42,050

		1,042,144	1,002,796

	S H A R E H O L D E R S' E Q U I T Y

CAPITAL STOCK		2,830,765	2,830,765

CONTRIBUTED SURPLUS		59,411	59,411

RETAINED EARNINGS		13,598,242	13,627,690

		16,488,418	16,517,866

		$17,530,562	$17,520,662

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

THREE MONTHS ENDED MARCH 31

	(Unaudited)

	2009	2008

Balance, beginning of period	$13,627,690	$13,285,290

Excess of cost of shares purchased for cancellation over stated value	-	(4,086)

Net earnings (loss) for the period	(29,448)	117,363

Balance, end of period	$13,598,242	$13,398,567

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF OPERATIONS
AND COMPREHENSIVE LOSS

THREE MONTHS ENDED MARCH 31

	(Unaudited)

	2009	2008

REVENUE
Interest income	$38,978	$113,247
Investment income (loss)	82,137	(179,290)
	121,115	(66,043)

EXPENSES
Administrative and general	135,382	124,961
Gain on foreign exchange	(1,364)	(308,476)
Impairment loss on note receivable	19,000	-
	153,018	(183,515)

EARNINGS (LOSS) FROM OPERATIONS BEFORE THE FOLLOWING	(31,903)	117,472

Equity in earnings of significantly influenced company	2,955	1,488

EARNINGS (LOSS) BEFORE INCOME TAXES	(28,948)	118,960

Income taxes - current	500	1,597

NET EARNINGS (LOSS) FOR THE PERIOD
ALSO BEING COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$(29,448)	$117,363

EARNINGS (LOSS) PER SHARE

Basic and diluted	$(0.01)	$0.02

Weighted average number of common shares

Basic and diluted	5,076,407	5,080,944

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS

THREE MONTHS ENDED MARCH 31

	(Unaudited)

	2009	2008
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$(29,448)	$117,363
Unrealized loss on marketable securities	100,507	4,713
Unrealized gain on foreign exchange	(57)	(303,243)
Equity earnings of significantly influenced companies	(2,955)	(1,488)
Accretion interest on discounted note receivable	(19,065)	(20,000)
Impairment loss on note receivable	19,000	-
	67,982	(202,655)
Change in non-cash components of working capital
Decrease in accounts receivable	3,300	1,065
Increase in prepaid expenses	(101,622)	(47,159)
Decrease in accounts payable and accrued liabilities	29,848	(252,318)
Increase in income taxes payable	9,500	2,240
	9,008	(498,827)

FINANCING ACTIVITIES
Purchase of common shares for cancellation	-	(6,204)

INVESTING ACTIVITIES
Decrease (increase) in short-term investments	670,571	(437,981)
Decrease in notes receivable	-	832,459
	670,571	394,478

UNREALIZED FOREIGN EXCHANGE GAIN ON CASH BALANCES	57	303,243

CHANGE IN CASH POSITION	679,636	192,690

Cash and cash equivalents, beginning of period	14,178,399	10,961,412

CASH AND CASH EQUIVALENTS, END OF PERIOD	$14,858,035	$11,154,102

Cash and cash equivalents consist of cash balances with banks, and investments in money market instruments.
Cash and cash equivalents included in the cash flow statement are comprised of the following balance sheet amounts:

Cash balances with banks	$56,925	$180,539
Money market instruments	14,801,110	10,973,563

Total cash and cash equivalents	$14,858,035	$11,154,102

Money market instruments consist primarily of investments in short term deposits with maturities of three months or less.

Supplementary cash flow information:

Income taxes paid	$2,500	$10,500

CONSOLIDATED MERCANTILE INCORPORATED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements except as noted below.  These unaudited interim consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended December 31, 2008.

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company applied the amendments to Handbook Section 1000 commencing January 1, 2009.  The implementation of the amendments to Handbook Section 1000 does not have any impact on the Company’s results of operations, financial position and disclosures as these amendments are clarifications on the application of Handbook Section 1000.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets. The new section replaces the existing guidance on goodwill and other intangible assets and research and development costs.  The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The implementation of this new standard does not have any impact on the Company’s results of operations, financial position and disclosures.

The Emerging Issues Committee (“EIC”) issued a new abstract on January 20, 2009, concerning the measurement of financial assets and financial liabilities (“EIC-173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”) (the “Abstract”).  The Abstract was issued to consider the diversity in practice as to whether an entity’s own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial instruments.  The Committee reached a consensus that these risks should be taken into account in the measurement of financial assets and financial liabilities.  The Abstract is effective for all financial assets and financial liabilities measured at fair value in interim and annual financial statements issued for periods ending on or after the date of issuance of the Abstract with retrospective application without restatement of prior periods.  The Company applied the new Abstract at the beginning of its current fiscal year.  The implementation does not have a significant impact on the Company’s results of operations, financial position and disclosures.

Recent Accounting Pronouncements

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. The Company is currently assessing the impact these new standards may have on its results of operations, financial position and disclosures.

Transition to International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) confirmed that the adoption of IFRS would be effective for the interim and annual periods beginning on or after January 1, 2011 for Canadian publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current GAAP for these enterprises.  Comparative IFRS information for the previous fiscal year will also have to be reported.  These new standards will be effective for the Company in the first quarter of 2011.  The Company continues the process of evaluating the potential impact of IFRS to our consolidated financial statements. This will be an ongoing process as new standards and recommendations are issued by the ISAB and the AcSB. While the Company continues its work on the initial planning and assessment stage, including involvement in various training programs, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CONSOLIDATED MERCANTILE INCORPORATED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method.  Whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable, the investment will be written down to its fair value.  Any impairment in value is recorded in the consolidated statement of operations.

Investments as at March 31, 2009 and December 31, 2008 consist of the following:
	March 31, 2009	December 31, 2008

Investment in significantly influenced company – at equity (1.5%)	$295,382	$292,427

Comparative Figures

Certain 2008 figures have been reclassifed from statements previously presented to conform to the presentation of the 2009 unaudited interim financial statements.

Proposed Amalgamation

The Company recently announced that its directors have approved a business combination by way of a proposed amalgamation with Genterra Inc., a company whose shares are traded on the TSX Venture Exchange.  The transaction is subject to the approval of the shareholders of both companies and the approval of the regulatory authorities.